

BECOME AN INVESTOR.

Every order you've placed helped build East Perry. For ten years we've grown with our customers, not outside investors.

We're now preparing to open our first community investment round, giving our customers the opportunity to participate in our next chapter.

RESERVE YOUR SEAT

Scan this QR code to pledge your investment

TESTING THE WATERS NOTICE

East Perry is currently "testing the waters" under Regulation Crowdfunding. No money or other consideration is being solicited or will be accepted, and no offer to buy securities can be accepted until an offering statement is filed and made available through an authorized portal. Any indication of interest is non-binding.